Exhibit 99.1

The information in this prospectus supplement is not complete and may be changed. [A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.] This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated ,                 20

[FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE COMMON STOCK OFFERINGS](1)

PROSPECTUS SUPPLEMENT

(To Prospectus dated                     , 20     )

                    Shares

TPG Specialty Lending, Inc.

Common Stock

We are offering for sale                     shares of our common stock.

We are a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940. We seek to generate current income primarily through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine loans and investments in corporate bonds and equity securities.

As of                     , 20     , our investment portfolio consisted of investments in                 portfolio companies with an aggregate fair value of $             million. We intend to continue to pursue an investment strategy focused on direct origination of loans to middle-market companies principally domiciled in the United States.

We are an externally managed, closed-end, non-diversified management investment company. TSL Advisers, LLC, or the Adviser, acts as our investment adviser and administrator. We and the Adviser are part of the TPG Special Situations Partners platform, which had over $             billion of assets under management as of                     , 20     . TPG Special Situations Partners is the special situations and credit platform of TPG, a leading global private investment firm founded in 1992 with over $             billion of assets under management as of                     , 20     .

The companies in our investment portfolio are typically highly leveraged, and, in many cases, our investments in these companies are not rated by any rating agency. If these investments were rated, we believe that most would likely receive a rating of below investment grade (that is, below BBB- or Baa3, which is often referred to as “junk”). Our exposure to below investment grade instruments involves certain risks, including speculation with respect to the borrower’s capacity to pay interest and repay principal. The debt investments in our portfolio generally have a significant portion of principal due at the maturity of the investment, which would result in a substantial loss to us if such borrowers are unable to refinance or repay their debt at maturity.

Substantially all of our debt investments have variable interest rates that reset periodically based on interest rate benchmarks such as London Interbank Offered Rate, the Federal Funds Effective Rate or the Prime Rate. As a result, significant increases in such interest rate benchmarks in the future would make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol “TSLX.” On                     , 20     , the last reported sales price of our common stock on the NYSE was $         per share. The net asset value per share of our common stock at                     , 20 (the last date prior to the date of this prospectus supplement on which we determined net asset value) was $            .

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page [    ] of the accompanying prospectus, including the risk of leverage.

Please read this prospectus supplement and the accompanying prospectus before investing and keep each for future reference. This prospectus supplement and accompanying prospectus contain important information about us that a prospective investor ought to know before investing in our securities. Information required to be included in a Statement of Additional Information may be found in this prospectus supplement and the accompanying prospectus. We also file periodic and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at                     , calling us at (817) 871-4000 or visiting our website at http://www.tpgspecialtylending.com. Information on our website is not incorporated into or a part of this prospectus supplement or the accompanying prospectus. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains this information.

	Per Share	Total
Public offering price	$	$
Underwriting discount (sales load)	$	$
Proceeds to us, before expenses(1)	$	$

(1)	Before deducting expenses payable by us related to this offering, estimated at $ .

[The underwriters may also purchase up to an additional                 shares from us at the public offering price, less the underwriting discount, within     days of the date of this prospectus supplement to cover over-allotments, if any. If the underwriters exercise this option in full, the total public offering price will be $            , the total underwriting discount (sales load) paid by us will be $            , and total proceeds, before expenses, will be $            .]

The Securities and Exchange Commission, or SEC, has not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 20     .

The date of this prospectus supplement is                     , 20     .

(1)	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

We have not, and the underwriters have not, authorized anyone to give you any information other than in this prospectus supplement and the accompanying prospectus, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement and the accompanying prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date. We will update these documents to reflect material changes only as required by law.

Prospectus Supplement

Prospectus

TABLE OF CONTENTS

Page
[Insert table of contents from base prospectus.]

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict, that could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

In addition to factors identified elsewhere in this prospectus supplement and the accompanying prospectus, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

•	an economic downturn could impair our portfolio companies’ abilities to continue to operate, which could lead to the loss of some or all of our investments in those portfolio companies;

•	such an economic downturn could disproportionately impact the companies in which we have invested and others that we intend to target for investment, potentially causing us to experience a decrease in investment opportunities and diminished demand for capital from these companies;

•	such an economic downturn could also impact availability and pricing of our financing;

•	an inability to access the capital markets could impair our ability to raise capital and our investment activities; and

•	the risks, uncertainties and other factors we identify in the section entitled “Risk Factors” in the accompanying prospectus.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, some of those assumptions are based on the work of third parties and any of those assumptions could prove to be inaccurate; as a result, forward-looking statements based on those assumptions also could prove to be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus supplement or the accompanying prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include, among other things, those described or identified in “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus supplement. We do not undertake any obligation to update or revise any forward-looking statements or any other information contained herein, except as required by applicable law. You should understand that, under Sections 27A(b)(2)(B) and (D) of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E(b)(2)(B) and (D) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus supplement or the accompanying prospectus.

THE COMPANY

This summary highlights some of the information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read this entire prospectus supplement and the accompanying prospectus carefully. In particular, you should read the more detailed information set forth under “Risk Factors” in the accompanying prospectus and the consolidated financial statements and the related notes included elsewhere in this prospectus supplement and the accompanying prospectus.

As used in the prospectus supplement and the accompanying prospectus, except where the context suggests otherwise, references to:

•	“TSL,” “TPG Specialty Lending,” “we,” “us,” “our,” the “Company,” and the “Registrant” refer to TPG Specialty Lending, Inc., a Delaware corporation, and its consolidated subsidiaries;

•	the consolidated subsidiaries of TPG Specialty Lending, Inc. refers to TC Lending, LLC, TPG SL SPV, LLC and TSL MR, LLC, each a Delaware limited liability company;

•	“Adviser” refers to TSL Advisers, LLC, a Delaware limited liability company;

•	“TSSP” refers to TPG Special Situations Partners, LLC; and

•	“TPG” refers to TPG Global, LLC and its affiliates.

We have elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. In addition, for U.S. federal income tax purposes we have elected to be treated as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, or the Code.

Unless indicated otherwise or the context suggests otherwise, all information in this prospectus supplement and the accompanying prospectus gives effect to our stock split in the form of a stock dividend on December 5, 2013.

TPG Specialty Lending

We are a specialty finance company focused on lending to middle-market companies. Since we began our investment activities in July 2011 through                 , 20    , we have originated             billion aggregate principal amount of investments and retained aggregate principal amount of these investments on our balance sheet prior to any subsequent exits and repayments. We seek to generate current income primarily in U.S.-domiciled middle-market companies through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine loans and investments in corporate bonds and equity securities. By “middle-market companies,” we mean companies that have annual earnings before interest, income taxes, depreciation and amortization, or EBITDA, which we believe is a useful proxy for cash flow, of $10 million to $250 million, although we may invest in larger or smaller companies on occasion.

We generate revenues primarily in the form of interest income from the investments we hold. In addition, we generate income from dividends on direct equity investments, capital gains on the sales of loans and debt and equity securities and various loan origination and other fees.

In conducting our investment activities, we believe that we benefit from the significant scale and resources of our Adviser and its affiliates. We have operated our business as a BDC since we began our investment activities in July 2011, and we are currently one of the largest BDCs by total assets.

Investment Portfolio

The companies in which we invest use our capital to support organic growth, acquisitions, market or product expansion and recapitalizations. We invest in first-lien debt, second-lien debt, mezzanine debt and equity investments. Our first-lien debt may include stand-alone first-lien loans; “last out” first-lien loans, which are loans that have a secondary priority behind super-senior “first out” first-lien loans; “unitranche” loans, which are loans that combine features of first-lien, second-lien and mezzanine debt, generally in a first-lien position; and secured corporate bonds with similar features to these categories of first-lien loans. Our second-lien debt may include secured loans, and, to a lesser extent, secured corporate bonds, with a secondary priority behind first-lien debt. Based on fair value as of                     , 20    , our portfolio consisted of     % first-lien debt investments,     % second-lien debt investments,     % mezzanine debt investments and     % equity investments. Approximately     % of our investments as of                     , 20     are floating rate in nature, subject to interest rate floors, which we believe helps act as a portfolio-wide hedge against inflation.

As of                     , 20     , our portfolio was invested across          different industries. The largest industries in our portfolio, based on fair value as of                     , 20     , were             ,             , and             , which represented, as a percentage of our portfolio,     %,     %, and     %, respectively. We expect that no single investment will represent more than     % of our total investment portfolio, based on fair value.

As of                     , 20    , we had investments in          portfolio companies with an aggregate fair value of $             million. For the months ended                 , 20    , we made new investment commitments of $             million, $             million in          new portfolio companies and $             million in          existing portfolio companies. For this period, we had $             million aggregate principal amount in exits and repayments, resulting in net portfolio growth of $             million aggregate principal amount.

As of December 31, 20     , we had investments in          portfolio companies with an aggregate fair value of $             million. For the year ended December 31, 20     , we made new investment commitments of $             million, $             million in          new portfolio companies and $             million in          existing portfolio companies. For this period, we had $             million aggregate principal amount in exits and repayments, resulting in net portfolio growth of $             million aggregate principal amount.

Since we began investing in 2011 through                     , 20     , our exited investments have resulted in an aggregate cash flow realized gross internal rate of return to us of approximately     % (based on cash invested of approximately $             million and total proceeds from these exited investments of approximately $     million).          percent of these exited investments resulted in an aggregate cash flow realized gross internal rate of return to us of 10% or greater. For a description of how we calculate gross internal rates of return, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Aggregate Cash Flow Realized Gross Internal Rate of Return.”

Corporate Structure

TPG Specialty Lending, Inc. is a Delaware corporation formed on July 21, 2010. TSL Advisers, LLC is our external manager.

Our portfolio is subject to diversification and other requirements because we elected to be regulated as a BDC under the 1940 Act and treated as a RIC for U.S. federal income tax purposes. We made our BDC election on April 15, 2011. We intend to maintain these elections. See “Regulation” in the accompanying prospectus for more information on these requirements.

About Our Adviser

Our Adviser is a Delaware limited liability company. Our Adviser acts as our investment adviser and administrator and is a registered investment adviser with the SEC under the Investment Advisers Act of 1940, as amended, or the Advisers Act.

Our Adviser sources and manages our portfolio through a dedicated team of investment professionals predominately focused on us, which we refer to as our Investment Team. Our Investment Team is led by our Co-Chief Executive Officer and our Adviser’s Co-Chief Investment Officer Joshua Easterly, our Co-Chief Executive Officer Michael Fishman and our Adviser’s Co-Chief Investment Officer Alan Waxman, all of whom have substantial experience in credit origination, underwriting and asset management. Our investment decisions are made by our investment review committee, or the Investment Review Committee, which includes senior personnel of TSSP and TPG.

TSSP is TPG’s special situations and credit platform and encompasses TPG Specialty Lending, Inc, TPG Opportunities Partners, which invests in special situations and distressed investments across the credit cycle, and TPG Institutional Credit Partners, which is a “public-side” credit investment platform focused on investment opportunities in the broadly syndicated leveraged loan markets. TSSP had over $             billion of assets under management as of                     , 20     . TSSP has extensive experience with highly complex, global public and private investments executed through primary originations, secondary market purchases and restructurings, and has a team of             investment and operating professionals.             of these personnel are dedicated to our business, including             investment professionals. The TSSP members of the Investment Review Committee are Joshua Easterly, Michael Fishman, Alan Waxman and David Stiepleman.

TPG is a leading global private investment firm founded in 1992 with             billion of assets under management, as of                     , 20     , and offices in San Francisco, Fort Worth, Austin, New York and throughout the world. In addition to TSSP, TPG’s investment business includes discrete investment platforms focused on a range of alternative investment products, including TPG Capital, which is TPG’s flagship large capitalization private equity business and focuses on global investments across all major industry sectors; TPG Growth, which invests in small- and middle-market growth equity and corporate opportunities in all major industry sectors in North America and in other developed and emerging markets; TPG Biotechnology Partners, which invests in early- and late-stage venture capital opportunities in the biotechnology and related life sciences industries; and TPG Real Estate, which is the real estate platform of TPG. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings, and has a team of             professionals. The TPG members of the Investment Review Committee are TPG co-founders, David Bonderman and James Coulter, and TPG Senior Partners, Jonathan Coslet and James Gates.

Our Adviser consults with TSSP and TPG in connection with a substantial number of our investments. The TSSP and TPG platforms provide us with a breadth of large and scalable investment resources. We believe we benefit from their market expertise, insights into sector and macroeconomic trends and intensive due diligence capabilities, which help us discern market conditions that vary across industries and credit cycles, identify favorable investment opportunities and manage our portfolio of investments.

Management of the Adviser consists primarily of senior executives of TSSP and TPG. TSSP and TPG executives, including members of our Investment Review Committee and certain of our other senior personnel, own a significant stake in the Adviser. As of                     , 20     , our Adviser owned     % of our common stock. See “Management,” “Related-Party Transactions and Certain Relationships” and “Control Persons and Principal Stockholders” in the accompanying prospectus.

[The Adviser has entered into an agreement with Goldman, Sachs & Co., which we refer to as the 10b5-1 Plan, in accordance with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, under which Goldman, Sachs & Co., as agent for the Adviser, will buy up to $25 million in the aggregate of our common stock, subject to certain conditions, during the period beginning April 24, 2014 and ending on the earlier of the date on which all the capital committed to the 10b5-1 Plan has been exhausted or December 31, 2014. See “Related-Party Transactions and Certain Relationships” in the accompanying prospectus.]

Recent Developments

[Insert description of recent developments at time of offering]

Corporate Information

Our principal executive offices are located at 301 Commerce Street, Suite 3300, Fort Worth, TX 76102 and our telephone number is (817) 871-4000. Our corporate website is located at http://www.tpgspecialtylending.com. Information on our website is not incorporated into or a part of this prospectus supplement or the accompanying prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly in the twelve months after the date of this prospectus supplement, based on the assumptions set forth below. We caution you that some of the percentages indicated in the table below are estimates and may vary. The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. The expenses shown in the table under “estimated annual expenses” are based on estimated amounts for our current fiscal year. In addition, the expenses in the table are based on the assumption that we borrow amounts under our credit facilities and debt securities in an amount so that our total borrowings are         x our total net assets. Our leverage may vary periodically depending on market conditions, our portfolio composition and our Adviser’s assessment of risks and returns. However, our total borrowings are limited so that our asset coverage ratio cannot fall below 200%, as defined in the 1940 Act. Except where the context suggests otherwise, whenever this prospectus supplement or the accompanying prospectus contains a reference to fees or expenses paid by “us,” the “Company” or “TPG Specialty Lending,” or says that “we” will pay fees or expenses, stockholders will indirectly bear these fees or expenses as investors in TPG Specialty Lending, Inc.

Stockholder transaction expenses (as a percentage of offering price):
Sales load		(1)
Offering expenses		(2)
Dividend reinvestment plan expenses	None	(3)
Estimated annual expenses (as a percentage of net assets attributable to common stock)(4):
Management Fee payable under the Investment Advisory Agreement	%	(5)
Incentive Fee payable under the Investment Advisory Agreement ( % of net investment income and capital gains)%		(6)
Interest payments on borrowed funds	%	(7)
Other expenses	%	(8)(9)

Total annual expenses	%	(9)

(1)	The sales load (underwriting discount) with respect to the shares sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.
(2)	Amount reflects estimated offering expenses of approximately $ .
(3)	The expenses of the dividend reinvestment plan are included in “Other expenses” in the table above. For additional information, see “Dividend Reinvestment Plan” in the accompanying prospectus.
(4)	The net assets attributable to common stock used to calculate the percentages in this table reflect our net assets of $ million as of , 20 .
(5)	The Management Fee is % of the average value of our gross assets (including cash and cash equivalents and assets purchased with borrowed amounts) using the values at the end of the two most recently completed calendar quarters, adjusted for any share issuances or repurchases during the period. We may from time to time decide it is appropriate to change the terms of our Investment Advisory Agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement (as defined in the accompanying prospectus) must be submitted to stockholders for approval. See “Management and Other Agreements—Investment Advisory Agreement; Administration Agreement; License Agreement” in the accompanying prospectus.

The Management Fee reflected in the table is calculated by determining the ratio that the Management Fee bears to our net assets attributable to common stock (rather than our gross assets). The estimate of our Management Fee referenced in the table is based on our gross assets (including cash and cash equivalents and assets purchased with borrowed amounts) as of                     , 20     and                     , 20     .

(6)	We may have capital gains and interest income that could result in the payment of an Incentive Fee to the Adviser in the twelve months after the date of this prospectus supplement. The Incentive Fee payable in the example below is based upon our actual results for the quarter ended , 20 , and assumes that the Incentive Fee is % for all relevant periods. However, the Incentive Fee payable to the Adviser is based on our performance and will not be paid unless we achieve certain goals.

The Incentive Fee consists of two parts:

The first component, payable at the end of each quarter in arrears, equals 100% of the pre-Incentive Fee net investment income in excess of a         % quarterly “hurdle rate” until the Adviser has received         % of the total pre-Incentive Fee net investment income for that quarter and, for pre-Incentive Fee net investment income in excess of         % quarterly,         % of all remaining pre-Incentive Fee net investment income for that quarter.

The second part is determined and payable in arrears as of the end of each calendar year in an amount equal to a weighted percentage of our realized capital gains, if any, on a cumulative basis as between our inception to March 31, 2014 (the end of the quarter in which our IPO was completed) at 15% and thereafter at         %, less cumulative realized capital losses, unrealized capital depreciation and net of the aggregate amount of any previously paid capital gains Incentive Fee for prior periods. We accrue, but do not pay, a capital gains Incentive Fee with respect to unrealized appreciation because a capital gains Incentive Fee would be owed to the Adviser if we were to sell the relevant investments and realize a capital gain.

See “Management and Other Agreements—Investment Advisory Agreement; Administration Agreement; License Agreement” in the accompanying prospectus.

(7)	Interest payments on borrowed funds represents an estimate of our annualized interest expenses, based on our interest expense for the quarter ended , 20 , under our credit facilities and debt securities based on assumed total borrowings outstanding equal to x our total net assets (on a weighted average basis annually). This item is based on the assumption that our borrowings and interest costs after an offering will remain similar to those prior to such offering. We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. Our stockholders indirectly bear the costs of borrowings under any debt instruments we may enter into.
(8)	Includes our overhead expenses, such as payments under the Administration Agreement (as defined in the accompanying prospectus) for certain expenses incurred by the Adviser. See “Management and Other Agreements—Investment Advisory Agreement; Administration Agreement; License Agreement” in the accompanying prospectus. We based these expenses on estimated amounts for the current fiscal year by annualizing expenses from the ending , 20 .
(9)	Estimated.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed we would have no additional leverage and that our annual operating expenses would remain at the levels set forth in the table above. The Incentive Fee payable in the example below assumes that the Incentive Fee is         % for all relevant periods. Transaction expenses are not included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return from realized capital gains	$	$	$	$

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Because the income portion of the Incentive Fee under the Investment Advisory Agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of the capital gains portion of the Incentive Fee under the Investment Advisory Agreement. The income portion of the Incentive Fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an Incentive Fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, under certain circumstances, reinvestment of dividends and other distributions under our dividend reinvestment plan may occur at a price per share that differs from net asset value. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED FINANCIAL DATA AND OTHER INFORMATION

You should read the following selected consolidated historical financial data below in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus supplement or the accompanying prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus supplement or the accompanying prospectus.

We derived the selected consolidated financial data for the years ended December 31, 20     , December 31, 20     and December 31, 20     from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus supplement or the accompanying prospectus. We derived the selected consolidated financial data for the                 ended                 , 20     and                 , 20     from our unaudited interim consolidated financial statements and related notes, which are included elsewhere in this prospectus supplement or the accompanying prospectus.

[Insert Selected Financial Data and Other Information reflecting most recently filed financials prior to the offering.]

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of              shares of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters fully exercise their over-allotment option), in each case assuming a public offering price of $             per share, after deducting the underwriting discounts and commissions of $             million (or approximately $             million if the underwriters fully exercise their over-allotment option) payable by us and estimated offering expenses of approximately $             million payable by us.

[Describe use of proceeds and include any other relevant information to the extent required to be disclosed by applicable law or regulation.]

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NYSE under the symbol “TSLX.” It is not possible to predict whether our common stock offered hereby will trade at, above or below net asset value. See “Risk Factors—Risks Related to Offerings Pursuant to This Prospectus” in the accompanying prospectus.

The following table sets forth, for each fiscal quarter since our initial public offering, the net asset value per share of our common stock, the range of high and low closing sales prices of our common stock, the closing sales price as a premium (discount) to net asset value and the dividends or distributions declared by us. On                     , 20     , the last reported closing sales price of our common stock on the NYSE was $             per share, which represented a [premium][discount] of approximately     % to the net asset value per share reported by us as of                     , 20     .

	Net Asset Value(1)	Price Range		High Sales Price to Net Asset Value(2)		Low Sales Price to Net Asset Value(2)		Cash Dividend Per Share(3)
		High	Low
Year ended December 31, 20
First Quarter (beginning , 20 )	$	$	$		%		%	$
Second Quarter	$	$	$		%		%	$
Third Quarter	$	$	$		%		%	$
Fourth Quarter	$	$	$		%		%	$
[Year ending December 31, 20 ]
[First Quarter]	$	$	$		%		%	$
[Second Quarter]	$	$	$		%		%	$
[Third Quarter]	$	$	$		%		%	$
[Fourth Quarter]	$	$	$		%		%	$

(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low closing sales prices. The net asset values shown are based on outstanding shares at the end of the relevant quarter.
(2)	Calculated as the respective high or low closing sales price less net asset value, divided by net asset value (in each case, as of the applicable quarter).
(3)	Represents the dividend or distribution declared in the relevant quarter.
[*	Net asset value has not yet been calculated for this period.]

To the extent we have earnings available for distribution, we expect to continue distributing quarterly dividends to our stockholders. Our quarterly dividends, if any, will be determined by our Board. Any dividends to our stockholders will be declared out of assets legally available for distribution.

[On                     , 20     , our Board declared a dividend of $         per share for the quarter ending                     , 20     to stockholders of record as of             , 20    . The dividend is expected to be paid on or about                     , 20     . We anticipate that this dividend will be paid from income generated primarily by interest earned on our investment portfolio.]

The following tables summarize dividends declared during the              ended                     , 20     and the years ended December 31, 20     and 20     :

Ended , 20
Date Declared	Record Date	Payment Date	Dividend per Share
, 20	, 20	, 20	$

Total			$

Year Ended December 31, 20
Date Declared	Record Date	Payment Date	Dividend per Share
, 20	, 20	, 20	$
, 20	, 20	, 20
, 20	, 20	, 20
, 20	, 20	, 20

Total Dividends Declared			$

Year Ended December 31, 20
Date Declared	Record Date	Payment Date	Dividend per Share
, 20	, 20	, 20	$
, 20	, 20	, 20
, 20	, 20	, 20
, 20	, 20	, 20

Total Dividends Declared			$

The dividends declared during the             ended                     , 20     were derived from net investment income determined on a tax basis. The dividends declared during the years ended December 31, 20     and December 31, 20     , were derived from net investment income and long-term capital gains, determined on a tax basis.

To the extent that the amounts distributed by us are in excess of our current and accumulated earnings and profits, such excess distributions will be treated first as a return of capital to the extent of a stockholder’s tax basis in his or her shares and then as capital gain. Reducing a stockholder’s tax basis will have the effect of increasing his or her gain (or reducing loss) on a subsequent sale of shares. The specific tax characteristics of the dividend will be reported to stockholders after the end of the calendar year.

To be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, or a RIC, for U.S. federal income tax purposes and therefore to avoid being subject to corporate-level U.S. federal income taxation of our earnings, we must distribute (or be treated as distributing) in each taxable year dividends for tax purposes equal to at least 90% of our investment company taxable income (as defined by the Code) and 90% of our net tax-exempt income to our stockholders in that taxable year. In addition, we generally will be subject to a nondeductible U.S. federal excise tax equal to     % of the amount by which our distributions for a calendar year are less than the sum of:

•	98% of our net ordinary income, excluding certain ordinary gains and losses, recognized during such calendar year;

•	98.2% of our capital gain net income, adjusted for certain ordinary gains and losses, recognized for the twelve-month period ending on October 31 of such calendar year; and

•	100% of income or gains recognized, but not distributed, in preceding years.

For these purposes, we will be deemed to have distributed any net ordinary taxable income or capital gain net income on which we have paid U.S. federal income tax. Depending on the level of taxable income earned in a calendar year, we may choose to carry forward taxable income for distribution in the following calendar year, and pay any applicable U.S. federal excise tax. [We elected to retain a small portion of income and capital gains for the calendar years ended December 31, 20     and 20     and the             ended                     , 20     for purposes of additional liquidity and we recorded a net expense of $            , $             and $            , respectively, for U.S. federal excise tax as a result.] We cannot assure you that we will achieve results that will permit the payment of any dividends. See “Risk Factors—Risks Related to Our Business and Structure—We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code, including as a result of our failure to satisfy the RIC distribution requirements” in the accompanying prospectus.

We also intend to distribute net capital gains (that is, net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such net capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the net capital gains that we retain and you reinvested the net after-tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Material U.S. Federal Income Tax Considerations” in the accompanying prospectus. We cannot assure you that we will achieve results that will permit us to pay any cash distributions or that will not be limited in our ability to pay dividends under the asset coverage test applicable to us under the 1940 Act.

Unless you elect to receive your dividends in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Any fractional shares will be paid in cash. Investors participating in our dividend reinvestment plan will be treated as receiving cash equal to the amount of the distribution, net of applicable withholding taxes, and investing the amount of such net cash in additional shares of our common stock. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal income taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If you hold shares of our common stock in the name of a broker or financial intermediary, you should contact such broker or financial intermediary regarding your election to receive distributions in cash in lieu of shares of our common stock. Any dividends reinvested through the issuance of shares through our dividend reinvestment plan will increase our assets on which the Management Fee and the Incentive Fee are determined and paid to the Adviser. See “Dividend Reinvestment Plan” in the accompanying prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data and Other Information” and our consolidated financial statements and related notes appearing elsewhere in this prospectus supplement or the accompanying prospectus. The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in the accompanying prospectus for a discussion of the uncertainties, risks and assumptions associated with these statements.

[Insert Management’s Discussion and Analysis of Financial Condition and Results of Operations from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to the offering.]

CAPITALIZATION

The following table sets forth (a) our actual consolidated capitalization at                     , 20     and (b) our pro forma consolidated capitalization to reflect the effects of the sale of our common stock in this offering (assuming that the underwriters do not exercise their over-allotment option) assuming a public offering price of $             per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. You should read this table together with “Use of Proceeds” and our most recent balance sheet included elsewhere in this prospectus supplement or the accompanying prospectus.

As of , 20 (unaudited, dollar amounts in thousands)
	Actual	Pro Forma
Cash and cash equivalents	$	$
Debt
[List Debt outstanding as of period reported]
Total Debt
Stockholders’ Equity
Preferred stock, $0.01 par value; shares authorized; and shares issued and outstanding, respectively	$	$
Common stock, $0.01 par value; shares authorized; and shares issued, respectively; and shares outstanding, respectively
Additional paid-in capital
Treasury stock at cost, shares
Undistributed net investment income
Net unrealized [gain][loss] on investments and foreign currency transactions
Total stockholders’ equity	$	$
Total capitalization	$	$

UNDERWRITING

[                    ] are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. [The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.]

	Per Share	[Without Option	With Option]
Public offering price
Underwriting discount
Proceeds to us, before expenses

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

[Over-allotment Option

We have granted an option to the underwriters to purchase up to             additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for     days from the date of this prospectus supplement solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.]

[No Sales of Similar Securities

We have agreed, with exceptions, not to sell or transfer any common stock for     days after the date of this prospectus supplement without first obtaining the written consent of [            ].

Our executive officers and directors and our Adviser and certain of its affiliates have agreed, with exceptions, not to sell or transfer any common stock for     days after the date of this prospectus supplement without first obtaining the written consent of [            ]. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. [It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.] In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.]

NYSE Listing

The shares are listed on the NYSE under the symbol “TSLX.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

[Describe any other specific transactions and compensation related thereto to the extent required to be disclosed by applicable law or regulation.]

[Describe if underwriters receiving proceeds of offering, if required by FINRA.]

[Insert principal business addresses of underwriters.]

[Insert applicable legends for jurisdictions in which offers and sales may be made.]

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. In addition, Sutherland Asbill & Brennan LLP and Morris, Nichols, Arsht & Tunnell LLP will pass on certain legal matters for us. Cleary Gottlieb Steen & Hamilton LLP also represents the Adviser. Certain legal matters in connection with the offering will be passed upon for the underwriters by [            ], [            ].

FINANCIAL STATEMENTS

[Insert financial statements and notes thereto from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to the offering.]

                    Shares

Common Stock

PROSPECTUS SUPPLEMENT

[Underwriters]

                    , 20